SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Novogen Limited
(Name of Issuer)

Sponsored ADR (each convertible into 5 Ordinary Shares)
(Title of Class of Securities)

67010F 10 3
(CUSIP Number)

David J. Harris, Esq., 1775 I Street, N.W., Washington, D.C. 20005 (202) 261-3385
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see he Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,550 Sponsored ADRs (representing 57,750 ordinary shares)
	8	SHARED VOTING POWER 1,272,660 Sponsored ADRs (representing 6,363,300 ordinary shares)
	9	SOLE DISPOSITIVE POWER 11,550 Sponsored ADRs (representing 10,000 ordinary shares)
	10	SHARED DISPOSITIVE POWER 1,272,660 Sponsored ADRs (representing 6,363,300 ordinary shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,284,210 Sponsored ADRs (representing 6,421,050 ordinary shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,272,660 Sponsored ADRs (representing 6,363,300 ordinary shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,272,660 Sponsored ADRs (representing 6,363,300 ordinary shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,660 Sponsored ADRs (representing 6,363,600 ordinary shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.58%
14	TYPE OF REPORTING PERSON HC

ITEM 1. Security and Issuer.

This Amendment No. 1 to the Statement on Schedule 13D heretofore filed on November 18, 2004 is filed with respect to sponsored ADRs ("Sponsored ADRs"), each convertible into 5 ordinary shares ("Ordinary Shares") of Novogen Limited (the "Company"). The address of the Company is 140 Wicks Road, North Ryde, New South Wales 2113 C3 2113, 01161298780088. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 12626 Turkey Creek Road, Pearce, Arizona 85625 (collectively, the "Reporting Persons") to reflect the following amendments to Item 3 and Item 5.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to include the following:

The total consideration (exclusive of brokers' commissions) for all Ordinary Shares subject to this Amendment No. 1 is $4,294,764. The Ordinary Shares herein reported as being beneficially owned by the Reporting Persons were acquired in the following manner:

(1)   Acting in his personal capacity, Austin purchased on May 11, 2005, 5,000 Sponsored ADRs (representing 25,000 Ordinary Shares) in open market transactions for consideration (exclusive of brokers' commissions) of $106,650. The primary source of funds for this purchase was existing personal funds.

(2)   Austin is the sole managing Member of ECH. Acting on behalf of ECH, Austin purchased from November 22, 2004 to August 9, 2005 a total of 213,853 Sponsored ADRs (representing 1,069,265 Ordinary Shares) in open market transactions for aggregate consideration (exclusive of brokers' commissions) of $4,089,542. All purchases were made through various brokerage firms, and the primary source of the funding for these purchases was available funds of ECH and margin obtained under standard terms and conditions margin agreements.

(3)   Acting on behalf of the Austin-Clark Family Irrevocable Life Insurance Trust, in his capacity as Trustee, Austin purchased from May 11, 2005 through August 3, 2005, a total of 4,000 Sponsored ADRs (representing 20,000 Ordinary Shares) in open market transactions for aggregate consideration (exclusive of brokers' commissions) of $78,186. The primary source of funds for these purchases was existing funds of the Trust.

(4)   Acting on behalf of the Christina Lowery Trust, in his capacity as Trustee, Austin purchased from March 10, 2005 through July 15, 2005, a total of 900 Sponsored ADRs (representing 4,500 Ordinary Shares) in open market transactions for aggregate consideration (exclusive of brokers' commissions) of $17,395. The primary source of funds for these purchases was existing funds of the Trust.

(5)   Acting on behalf of the Valerie Austin Trust, in his capacity as Trustee, Austin purchased on August 3, 2005, 150 Sponsored ADRs (representing 750 Ordinary Shares) in open market transactions for consideration (exclusive of brokers' commissions) of $2,991. The primary source of funds for these purchases was existing funds of the Trust.

All dollar amounts are in United States dollars.

ITEM 5.  Interest in Securities of the Issuer.

(a) Austin is the beneficial owner of 1,284,210 Sponsored ADRs (representing 6,421,050 Ordinary Shares, which is 6.64% based on the 96,723,543 Ordinary Shares outstanding as reported in the Company's Form 20-F, filed on January 13, 2005, and Form 6-K, filed on February 25, 2005) in his personal capacity, as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is the beneficial owner of 1,272,660 Sponsored ADRs (representing 6,363,300 Ordinary Shares, which is 6.58% based on the 96,723,543 Ordinary Shares outstanding as reported in the Company's Form 20-F, filed on January 13, 2005, and Form 6-K, filed on February 25, 2005).

(b) Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 11,550 Sponsored ADRs (representing 57,750 ordinary shares). As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to dispose or to direct the disposition of the 1,272,660 Sponsored ADRs (representing 6,363,300 ordinary shares) held by ECH.

(c) In the preceding 60 days, ECH purchased an aggregate of 103,919 Ordinary Shares in the following transactions, each of which was made in a broker's transaction in the open market.

Date	Transaction	No. of ADRs (ordinary shares)	Price Per ADR
6/20/05	Purchase	5,000 (25,000)	$19.98
6/21/05	Purchase	13,200 (66,000)	$19.88
6/23/05	Purchase	5,000 (25,000)	$19.52
6/28/05	Purchase	4,500 (22,500)	$18.62
6/29/05	Purchase	6,800 (34,000)	$18.58
6/30/05	Purchase	6,000 (30,000)	$18.23
7/06/05	Purchase	3,000 (15,000)	$19.15
7/12/05	Purchase	6,000 (30,000)	$18.65
7/19/05	Purchase	500 (2,500)	$18.12
7/21/05	Purchase	4,000 (20,000)	$18.36
7/25/05	Purchase	4,000 (20,000)	$18.84
7/26/05	Purchase	3,000 (15,000)	$18.84
7/27/05	Purchase	1,300 (6,500)	$19.38
7/28/05	Purchase	4,170 (20,850)	$19.73
7/29/05	Purchase	3,000 (15,000)	$19.33
8/01/05	Purchase	4,000 (20,000)	$19.29
8/02/05	Purchase	4,666 (23,330)	$19.84
8/03/05	Purchase	2,560 (12,800)	$19.94
8/04/05	Purchase	2,000 (10,000)	$20.04
8/05/05	Purchase	3,000 (15,000)	$19.64
8/08/05	Purchase	8,023 (40,115)	$19.58
8/09/05	Purchase	10,200 (51,000)	$19.65

In the preceding 60 days, acting on behalf of the Austin-Clark Family Irrevocable Life Insurance Trust in his capacity as Trustee, Austin purchased an aggregate of 3,000 Sponsored ADRs (representing 15,000 Ordinary Shares) in the following transactions, each of which was made in a broker's transaction in the open market.

Date	Transaction	No. of ADRs (ordinary shares)	Price Per ADR
7/15/05	Purchase	2,600 (13,000)	$18.80
8/03/05	Purchase	400 (2,000)	$19.94

In the preceding 60 days: (1) on July 15, 2005, acting on behalf of the Christine Lowry Trust in his capacity as Trustee, Austin purchased 400 Sponsored ADRs (representing 2,000 Ordinary Shares) at $18.80 per ADR in a broker's transaction in the open market; and (2) on August 3, 2005, acting on behalf of the Valerie Austin Trust in his capacity as Trustee, Austin purchased 150 Sponsored ADRs (representing 750 Ordinary Shares) at $19.94 per ADR in a broker's transaction in the open market

(d) No person other than Reporting Persons, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not applicable.

Signature

                 After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 11, 2005	/s/ Josiah T. Austin
Josiah T. Austin, as sole Managing Member of El Coronado Holdings LLC